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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 2000

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
     CMI Corporation
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Full Name of Registrant
     N/A
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Former Name if Applicable
     I-40 and Morgan Road, P.O. Box 1985
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Address of Principal Executive Office (Street and Number)
     Oklahoma City, Oklahoma 73101
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

While preparing its Form 10-Q for the period ended June 30, 2000, CMI Corporation determined that its results of operations for the period ended March 31, 2000 should be restated. Management is in the process of amending its Form 10-Q for the period ended March 31, 2000 and, as a result, the Form 10-Q for the period ended June 30, 2000 could not be filed within the prescribed time period. The Company anticipates that its report on Form 10-Q for the period ended June 30, 2000 will be filed on or before the fifth calendar day following its prescribed due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           Jim D. Holland                (405)                 787-6020
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss of approximately $8.3 million, or $0.38 per share, for the second quarter of 2000 compared to net earnings of $5.24 million, or $0.24 per share, for the second quarter of 1999. Earnings were negatively impacted due to an increase of approximately $10.2 million in cost of goods sold and an increase of approximately $2.9 million in selling, general and administrative expenses.

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                                CMI Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 2000                   By  /s/ JIM D. HOLLAND
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                                            Jim D. Holland, Chief Financial
                                            Officer


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